UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

128, Boulevard de la Pétrusse
L-2330, Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

99.1	Press release dated May 23, 2023 - Corporación América Airports S.A. reports first quarter 2023 results – Consolidated Revenues, ex-IFRIC12, 16.2% above pre-pandemic levels Record Adjusted EBITDA of $141 million; Adjusted EBITDA margin, ex-IFRIC12, 1.5 p.p above 1Q19.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal and Compliance

By:	/s/ Jorge Arruda Filho
Name:	Jorge Arruda Filho
Title:	Chief Financial Officer

Date: May 23, 2023